UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2026

Commission File Number: 001-39557

Core AI Holdings, Inc.

(Translation of registrant’s name into English)

25 SE 2nd Ave. Ste 550 Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Director Resignation and Appointment

On October 27, 2026, Mr. Marc Seelenfreund notified Core AI Holdings, Inc., a British Columbia, Canada corporation (the “Company”), of his resignation as a member of the Company’s Board of Directors (the “Board”) and from all committees of the Board on which he served, effective immediately. Mr. Seelenfreund’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company thanks Mr. Seelenfreund for his service and contributions to the Company.

On October 28, 2026, the Board appointed Mr. Haggai Ravid as a director of the Company, effective immediately, to fill the vacancy created by Mr. Seelenfreund’s resignation. Mr. Ravid will serve until the Company’s next annual general meeting of shareholders or until his successor is duly elected or appointed. The Board has determined that Mr. Ravid qualifies as an independent director under the Nasdaq listing rules.

Mr. Ravid, 65, has more than 20 years of professional experience in financial operations, M&A and capital markets, including at leading investment banks in Israel. Since August 2026, he has served as Executive Director and a member of the Board of Directors of Sadot Group Inc. (Nasdaq: SDOT). From June 2025 to August 2026, he served as Sadot’s Chief Executive Officer. Since July 2025, Mr. Ravid has also served as a director of VisionWave Holdings, Inc. (Nasdaq: VWAV). From December 2022 to December 2024, he served as Chief Financial Officer of Seamless Group Inc. (Nasdaq: CURR). From 2006 to 2022, he served as Chief Executive Officer of Cukierman & Company Investment House Ltd., a cross-border advisory firm based in Israel. Earlier in his career, Mr. Ravid held partnership roles at MBI in Tel Aviv and Twin Triangle Financial in Los Angeles. He also served as a loan officer and credit committee member at Bank Leumi in Los Angeles. Mr. Ravid holds an MBA from Rutgers University and an undergraduate degree from the Hebrew University.

On October 30, 2026, the Company issued a press release announcing the appointment of Mr. Ravid to the Board. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K (this “Report”).

The information contained in and the document furnished with this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Forward Looking Statements

This Report and the exhibit furnished herewith contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because these forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the Company’s current expectations, they are subject to various risks and uncertainties and changes in circumstances that are difficult to predict and may be outside of the Company’s control, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Any references and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third-party websites.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Press release dated October 30, 2026

*Furnished not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2026	CORE AI HOLDINGS, INC.

	By:	/s/ Aitan Zacharin
Aitan Zacharin
Chief Executive Officer